Exhibit 99.1

PATAGONIA GOLD ENTERS INTO DRILLING AGREEMENT AT MONTE LEON

November 16, 2022 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) is pleased to announce that it has entered into a farm-in agreement (the “Agreement”) with a private, arm’s length company operating in the mining sector (the “Partner”) for a drilling program of up to 20,000 meters on the Monte Leon target (“Monte Leon”) in the Company’s El Tranquilo block of concessions to earn up to a 50% interest in Monte Leon.

Monte Leon is situated within the El Tranquilo concession block approximately 12 kilometers from Cap-Oeste (see Figure 1 below). In 2021, the Company completed an initial 6,000+ meters of rotary air blast (“RAB”) drilling at Monte Leon designed to outline the surface footprint of anomalous gold and silver mineralization (see www.patagoniagold.com/news). This work continued in 2022, such that over 15,500 meters of RAB drilling has been completed (see Figure 2 below). Mineralization at Monte Leon is interpreted to be within the same NW-trending structural corridor that controls mineralization at the Company’s Cap-Oeste Project. Monte Leon has had some historic, pre-Company exploration consisting of 21 core and 76 reverse circulation drill holes. The Partner will fund a core drilling program, to be conducted by the Company, divided into two phases, to define the lateral and depth extent of epithermal-style mineralization at Monte Leon. Phase 1 will consist of 8,500 meters for the Partner to earn a 20% stake in Monte Leon and will have the option to advance to Phase 2 to drill a further 11,500 meters for a total of 20,000 meters to earn an additional 30% interest in Monte Leon, for a maximum participation of 50%.

Christopher van Tienhoven, Chief Executive Officer states, “We are excited with the opportunity of drilling this prospective target adjacent to the known Cap-Oeste Project. The drilling at Monte Leon is also a milestone moment for the Company as, based on our work and historic drilling, we believe the property has potential for new, high-grade, precious metal mineralization.”

Figure 1. Location of Cap-Oeste and Monte Leon, Santa Cruz, Argentina

The COSE deposit, located in Figure 1, was sold to, and is currently controlled by, Pan American Silver Corp.

Figure 2. Location of RAB drill holes at Monte Leon

(color coded with composited Au grade-thickness values)

N
MLN_RAB_Composites
Au gr/tn x Meters
50 to 106 (4)
30 to 50 (15)
15 to 30 (61)
10 to 15 (79)
5 to 10 (168)
0 to 5 (362)
0
0,25
kilómetros
Area of interest

RAB drilling is a common exploration method used to identify near-surface mineralization. Due to the nature of RAB drilling, which employs open hole rotary percussion drilling methods prone to down-hole contamination, RAB samples are rarely used in mineral resource estimation. Nonetheless, RAB results are useful to establish targets for deeper drilling; typically using core drills. At Monte Leon, RAB drilling has outlined several clusters of anomalous gold mineralization that will guide subsequent core drilling. Samples from the Company’s RAB drilling were submitted to Alex Stewart International, a certified, commercial analytical services company, along with blanks, duplicates and standards per Company protocols for quality assurance and quality control (“QAQC”) purposes. All QAQC samples returned analytical values within acceptable limits.

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, is the qualified person as defined by National Instrument 43-101 and has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the ability of the Company to outline the surface footprint of anomalous gold and silver mineralization at Monte Leon; defining the lateral and depth extent of epithermal-style mineralization at Monte Leon; the planned drilling for Phase 1 and the option to advance to Phase 2 for further drilling; the participation rights of the Partner in the Project; the Project being a prospective target; the Company’s belief that the Project has potential for new, high-grade, precious metal mineralization; and advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.